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                                                                      EXHIBIT 13

Listen!
National Cooperative Bank
2002 Annual Report

"Our report this year explores the concept of listening. NCB is a niche player in many market areas. Our success depends on customer intimacy, on the relationships we forge with cooperatives as they strive to reach their business objectives."
Charles E. Snyder, President and CEO
National Cooperative Bank

NCB Financial Highlights
Total Capital (in millions of dollars)
'02
358.0
'01
344.7
'00
336.0
'99
329.8
'98
322.8

Total Assets (in millions of dollars)
'02
1,240
'01
1,166
'00
1,086
'99
1,056
'98
933.4

Net Income (in millions of dollars)
'02
17.5
'01
12.5
'00
7.3
'99
14.7
'98
12.6

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
(in Thousands)
For the years ended
December 31,                                 2002            2001            2000            1999           1998
Net interest income                      $      31,241          34,197          32,184          30,157        25,627
Non-interest income                             34,930          21,644           9,558          15,667        14,067
Non-interest expense                            45,607          38,544          29,485          28,565        24,770
Net income                                      17,488          12,527           7,333          14,714        12,628
Provision for loan losses                        1,283           3,062           3,207             909           843


At December, 31

Loans and leases outstanding*            $   1,010,051         998,492         978,537         947,898       795,174
Total capital**                                358,019         344,662         335,995         329,825       322,838
Total assets                                 1,239,677       1,166,439       1,086,486       1,056,510       933,415
Allowance for loan losses to loans
  outstanding                                      1.9%            2.7%            2.4%            2.3%          2.9%
Managed assets***                            4,132,000       3,638,000       3,335,000       3,130,000     2,696,000

*    includes loans held for sale
**   capital includes members' equity and subordinated debt
***  balance sheet assets combined with loans sold and serviced

About National Cooperative Bank
National Cooperative Bank (NCB), a multifaceted financial services company, enables cooperative endeavors throughout America to grow and succeed. These businesses are large and small. They serve rural and urban communities. They affect our lives everyday. NCB helps them by crafting financial solutions tailored to their individual needs-and the needs of their members.

Our Customer Base:
We serve not only cooperatives and their members but also entities sharing similar cooperative principles.

Our Success:
To date, NCB has provided more than $6 billion in financing. However, to measure our true success, we look to what we have helped create over our two-decade history-thousands of homeownership opportunities, vital retail businesses, choices in education, quality healthcare facilities and much more.

Our Origins:
We were created to address the financial requirements of an underserved niche-people that join together cooperatively to meet their personal, social or business needs. Chartered by Congress in 1978, NCB was privatized in 1981 as a cooperatively owned financial institution.

NCB at a Glance

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
                MULTI-FAMILY                                             COMMUNITY
                & COMMERCIAL          COMMERCIAL & SMALL                 DEVELOPMENT                    PERSONAL
                REAL ESTATE*          BUSINESS BANKING*                  SERVICES*                      BANKING*
                -------------------   --------------------------------   ----------------------------   --------------------
WHO WE SERVE    Housing Co-ops;       Alaska Native Corporations,        Affordable Housing             Co-op Apartment
                Condominiums and      Tribal Entities and Native         Communities; Charter           Owners;
                Homeowner             Americans; Assisted Living         Schools; Community-based       Condominium and
                Associations          Facilities; Continuing Care        Health Centers;                Homeowners
                                      Retirement Communities;            Cooperatives and               Association Owners
                                      Cultural Institutions; ESOPs;      Community-based
                                      Franchise Systems; Grocery and     Organizations
                                      Hardware Retailers and
                                      Wholesalers; Nonprofit
                                      Healthcare Groups; Mutual
                                      Insurance Companies;
                                      Not-for-Profit Organizations;
                                      Purchasing Cooperatives;Trade
                                      Associations

WHAT WE         Bulk Unsold Share     Acquisition and Expansion          Business and Real Estate       Bill Pay Services;
OFFER           Loans; Cash           Financing; Cash Management         Loans; Charter School          Checking and
                Management            Services; Commercial Checking,     Facility Development; Cash     Savings (including
                Services;             Certificate of Deposits and        Management Services;           Certificates of
                Commercial Real       Money Market Deposit Accounts;     Commercial Checking,           Deposit and Money
                Estate Financing;     Commercial Real Estate             Certificates of Deposit        Market Deposit
                Co-op Financing       Financing (Construction and        and Money Market Deposit       Accounts);
                (Underlying and       Permanent); Equipment Loans        Accounts; Construction         Consumer Loans
                Share Loans);         and Leases; Financial Advisory     Services; Disability           (Ohio residents
                Commercial            Services; Franchise                Services; Financial and        only); Co-op
                Checking,             Information Services; Letters      Strategic Advice; Real         Apartment
                Certificates of       of Credit; Lines of Credit;        Estate Development             Financing (Share
                Deposit and Money     Bridge Financing; Private          Services; Technical            Loans); Online and
                Market Deposit        Placements; Merchant Card          Assistance; Traditional        Telephone Banking;
                Accounts; Lines       Services; Receivables              and Non-traditional Lending    Residential Real
                of Credit; Second     Financing; SBA Loans;                                             Estate Financing
                Mortgages; Term       Synthetic Leases
                Loans

WHERE TO        ncb.coop              eosfinancialgroup.com              chc.coop                       ncb.coop
FIND US                               frandata.com                       Home-Access.org
ONLINE                                ncb.coop                           NationalDisability
                                                                         Institute.org
                                                                         ncbdc.org

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* Products offered through NCB, FSB are FDIC-insured. NCB, FSB is an Equal
Housing Lender.

NCB Executive Council

Charles E. Snyder
President and
Chief Executive Officer
19 years of service
csnyder@ncb.coop
(202) 336-7610

Steven A. Brookner
Chief Executive Officer, NCB, FSB
6 years of service
sbrookne@ncb.coop
(202) 336-5479

Patrick N. Connealy
Managing Director, Corporate Banking Group
16 years of service
pconneal@ncb.coop
(202) 336-7623

Charles H. Hackman
Chief Credit Officer
18 years of service
chackman@ncb.coop
(202) 336-7657

Michele Fantt Harris
Managing Director, Human Resources
2 years of service
mfharris@ncb.coop
(202) 336-7702

Mark W. Hiltz
Chief Risk Officer
21 years of service
mhiltz@ncb.coop
(202) 336-7672

Darrell M. Johnson
Managing Director, Cooperative Services
10 years of service
djohnson@ncb.coop
(202) 336-7631

Kathleen M. Luzik
Chief Operating Officer, NCB, FSB
11 years of service
kluzik@ncb.coop
(202) 336-7633

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Richard L. Reed
Chief Financial Officer
17 years of service
rreed@ncb.coop
(202) 336-7661

Russell J. Schofield
Managing Director, Information Technology
19 years of service
rschofield@ncb.coop
(202) 336-7751

Terry D. Simonette
President, NCB Development Corporation
18 years of service
tsimonet@ncbdc.org
(202) 336-7681

Letter from the President
NCB continued to grow and prosper in 2002 despite a challenging environment. An uncertain and struggling economy slowed our commercial lending, especially in the first half of the year, but low interest rates helped boost our real estate lending significantly. As a result, NCB achieved record earnings. Net income for the year increased 39.6 percent to $17.5 million.

Profits were aided by strong gains in selling our real estate loans in the secondary market, where we achieved higher loan volumes and better execution. One of our loan sales even enabled us to set a milestone. For the first time, we received AAA ratings (the highest possible) for 100 percent loans in the pool. No piece was given a subordinate rating, which increased our profitability from the sale. The high rating we obtained is a tribute to the quality of our loans and the performance of our real estate securitizations over the past 10 years.

The strategic benefits of combining our retail and commercial real estate operations in early 2002 proved to be significant and well-timed. We were able to sell many of our existing products to customers across lines of business and leverage our abilities in new ways. This cross selling, along with lower interest rates, helped produce record loan volumes.

Co-ops - A Bright Spot in the Economy
It was a year full of corporate surprises. With the end of the dotcom craze, many of the excesses of the earlier decade came to light. In energy, telecommunications and several other industries, earnings were restated due to a variety of accounting scandals. It was not too long ago that many regarded the traditional cooperative as somehow out-of-step with the world. I doubt they feel the same today. Cooperatives are demonstrating once again that they are a time-honored way of capturing value.

Cooperatives have a laser-like focus on providing value to their members, which usually allows them to avoid speculative excesses.

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Because of the lack of quarterly earnings pressures, cooperatives can take a longer view on developing and implementing business strategies. Also, with member elections, the board and management are consistently held accountable for their actions.

The Importance of Listening
Because of this built-in accountability, cooperatives are well structured to listen - to their members, to their customers, to the markets in which they operate. Our report this year explores the concept of listening. NCB is a niche player in many market areas. Our success depends on customer intimacy, on the relationships we forge with cooperatives as they strive to reach their business objectives.

At a time when corporate America is feeling the after-effects of scandal and overreaching, cooperatives have a refreshing, upbeat story to tell. In our report we feature a few of these success stories and show how we have been able to contribute to them by paying close attention to our customers' needs.

Credit Quality and Deposit Strength
NCB's credit quality continued to improve throughout the year, which had not the case for many other banks. Our delinquent and non-performing loans at year-end were at very low levels. With strong credit quality going into 2003, we will be able to serve our members in a normal fashion while other banks continue to maintain overly tight credit standards. At year-end our allowance coverage of non-performing assets was a strong 268 percent.

Two years ago, we decided to diversify funding sources and rely less on the capital markets. We grew deposits by 66 percent to $369 million. A majority of these deposits came from customers or from the cooperative community, which provides a stable future funding source for NCB. Going forward, we plan on increasing deposits while keeping our commercial paper program level at or below $150 million.

Looking Ahead
We constantly to improve NCB's customer service. One of our strengths is the customer-centric culture we have developed. And this year we plan to enhance our ability to measure how well you are being served. This will be a prelude to providing employee recognition and incentives for doing whatever is needed to ensure we deliver the highest levels of customer service at all times.

Our prospects for 2003 are solid. We start the year with a strong real estate loan origination pipeline. While the economy is weak as we begin the year, growth should get better. Already our commercial loan origination has started to pick up. With our improved credit quality, our provision for credit losses is expected to be less than in the last couple of years.

Our commitment to serving low-income communities remains strong. Working with NCB Development Corporation (NCBDC) our nonprofit affiliate, we disbursed or helped to arrange more than $190 million in loans to low-income businesses and organizations. We also made a $2

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million to contribute to NCBDC. We view these contributions as investments that will allow us to increase our low-income activities in future years.

Appreciation
Our success is measured through the success of our cooperative members. We grow as cooperatives grow and need capital. This sense of purpose gives our board and employees a satisfaction too frequently missing from corporate America. Our mission is only accomplished through the dedication and teamwork of our employees. Once again they performed at extraordinary levels to make 2002 very successful.

I would like to thank our outgoing Chairman, Kirby Erickson, for his outstanding leadership during the past two years. And very special thanks to you, our customers, for choosing NCB to meet your banking needs. We look forward to serving you once again throughout the coming year.

Charles E. Snyder
President & CEO

Stop, look and listen! Cautionary words drummed into us as children. The goal then was to make sure we didn't do something foolish - like darting into the street without noticing the station wagon speeding around the corner.

But those same words of advice could just as well apply to us today. Whether we're dealing with customers or colleagues, if we want to understand what their needs are, it's wise to recall that mantra of our youth - stop, look and listen!

Listening to ... community associations
The Villages Association knew it had a problem. The wood exterior on its buildings had been deteriorating for some time. Termite infestation and more than 30 years of exposure to the elements had done their damage.

So the board members of this longstanding New Jersey community association, whose residents are 55 and older, decided it was time to act. They marshaled support for installing vinyl siding throughout the 164 -building complex. This sweeping makeover would lend a spiffy new look to their community and likely boost the value of its 671 ranch-style homes. An added bonus would be the elimination of most exterior maintenance costs.

The challenge came in finding a way to pay for the siding work. Going the traditional route would have meant levying a hefty special assessment on each unit owner. Residents would have been asked to shoulder some $5,000 each to cover the cost, not an amount that everyone could really afford.

Yet there was an alternative - obtain financing from NCB, through our subsidiary NCB, FSB. Borrowing $3.4 million, consisting of one-year line of credit converting to a 15 -year term loan, The Villages Association was able to complete the work on a timely schedule. The cost was spread out over time; so monthly maintenance fees went up only

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a modest amount to handle the debt. And today, with brand new siding in place, units are selling at prices some 70 percent higher than before the project began.

A few years ago, this story might not have had a happy ending. Community associations had little choice but to impose special assessments when confronted with major capital expenditures. As their buildings aged and required significant work, they found themselves in a bind. Options were limited.

Now, all that has changed, because we listened and responded. We took the time to understand how the collateral would work for community association financing. Since condo, homeowner or townhouse units are owned outright by residents, we secured the financing against the monthly payments their associations collect. And thus we crafted an innovative financing program to fill this niche market.

Listening to ... nonprofits
It would take a while - or so the Ocean Institute thought. Despite eagerness to proceed with building its dream facility, this Southern California nonprofit organization assumed it would have to be patient. Management estimated another three to five years would have to pass before construction of its Ocean Education Center could begin. That is how long it would take for all the major pledges and charitable donations to be received and converted to cash. Groundbreaking for its new state-of-the-art marine science campus would simply have to wait until then.

At least that was the assumption.

The thinking changed, however, after the Ocean Institute found out about a unique NCB program aimed at helping nonprofits push ahead on major capital construction projects. The Institute soon realized that with NCB financing, secured by pledges to the project, construction could be completed way ahead of expectations. With $5.5 million from NCB, the organization could help pay contractors and expedite the work. Once the project was built, the financing would convert to a term loan to be paid down as pledges came due.

On first hearing about our pledge financing program, the Ocean Institute's Chief Financial Officer said, "It was like a light went on. I thought what a phenomenal niche to fill. This is exactly what we need."

Today the new Ocean Education Center is up and running, having opened its doors in the fall of 2002. An impressive array of oceanographic test pools, wave tanks, observation stations and underwater equipment now gives schoolchildren of all ages hands-on learning experiences and a chance to deepen their understanding of marine science and ocean ecology.

But the story might have been different without NCB. Several years might have been spent waiting for all the pledges to be paid. The Ocean Education Center could very well have become a project still in the works rather than a dream come true. We have made it our business to understand the financing needs of nonprofits like the Ocean Institute.

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Listening carefully to what they tell us has also prompted our creation of Eos
Financial Group, a subsidiary of NCB. Eos fills a critical gap. It is one of a very few organizations of national scope providing independent financial advisory services to the nonprofit community since 2000. Typical customers include membership associations, educational institutions and cultural organizations, all looking for sophisticated advice in financing capital-intensive projects. Eos is the place where they can find it.

To date, we have lent money to 160 community associations across the country, originating some $100 million to facilitate capital improvements.

Stop, look and listen

Musicians know the value of silence. They respect its power. They understand that moments of repose - when everything is quiet, suspended - can be the most eloquent in the entire score.

Listening to our customers also involves paying close attention to silence. Sometimes the most meaningful part of a conversation comes from what is left unsaid. Customers may not be able to articulate precisely what they mean. But a perceptive listener will be able to pick up on the silent clues. And the message comes through loud and clear.

Listening to ... housing co-ops
The 15-alarm building fire lit up the sky, fanned by 40-mile-an-hour winds whipping off the ocean. For five long hours, firefighters battled to douse the nighttime blaze. They pumped 10 million gallons of water into 55 Monroe Boulevard, a Long Beach, New York cooperative, while evacuated residents looked on in stunned dismay. When the nightmare ended, the flames and water had ravaged the building. The co-op's 97 units were deemed uninhabitable, and the structure would have to be gutted and rebuilt.

The co-op had taken out a first mortgage with NCB just three months before the fire. So NCB was committed to protecting the value of this asset by providing oversight assistance during the construction. Yet the rebuilding effort proved to be fraught with financial challenges.

The first severe crisis was a cash crunch. The co-op had one-year business interruption insurance to make up for lost income. But settlement insurance payments were delayed, and there was nothing coming in to pay expenses.

NCB responded aggressively with a $250,000 unsecured line of credit to bridge the gap until insurance payments caught up. Without this timely move, the residents' plans to return to their homes could have been derailed.

Later in the project, another crisis had to be averted. It occurred after most of the construction work had been completed and contractors were due payment. But 55 Monroe did not have the money, because the insurance company had yet to pay the full amount of the original claim.

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Again NCB stepped in, extending a second mortgage of $1.6 million to enable the co-op to meet obligations and stay afloat.

"Without their support, the building would have been just another story of foreclosing on a burned out building," said the co-op's then-president Rich Stonis. "Everybody was there when you needed them -- and there is no time when you need them more than when you have 250 people who have lost their homes."

Today the displaced residents have returned to a completely renovated building. And they have seen their units triple in value since the days before the fire.

Recovering from a tragedy of this magnitude is tough work. We were there to listen and help. We have been promoting the growth of housing cooperatives like 55 Monroe since our earliest days. And our commitment to serving the needs of this market is stronger than ever.

Listening to ... housing co-ops
New England Towne Houses, a Michigan housing cooperative near Detroit, was born in the 1960s. Its low-interest rate mortgage came from HUD, the Department of Housing and Urban Development. Structured as a limited equity co-op, its 221 apartment units could increase in value only by a nominal percentage from year to year, in compliance with HUD requirements. The object was to provide an affordable housing option to the community for years to come.

Jump ahead four decades. Now, New England Towne Houses, with three years left on its underlying HUD mortgage, was facing a dilemma. Its roofs, siding, kitchens and baths had aged and needed immediate attention. Yet obtaining additional monies from HUD for this work proved difficult. HUD seemed hesitant to approve major debt for the renovations.

Soon, though, New England Towne Houses learned of a solution to this problem - refinancing with NCB through our subsidiary NCB, FSB -- and became one of the first co-ops in the country to prepay its HUD mortgage. With an NCB loan of $1.1 million, the co-op discharged its remaining HUD obligation of $328,000 and used the rest of the money to make the much-needed capital repairs.

And there were other benefits. By eliminating its HUD mortgage, New England Towne Houses became eligible to convert from limited-equity to market-rate status. This would allow residents to reap some of the gains from the appreciated value of their units.

No longer would residents be bound by HUD-stipulated restrictions, which in effect had capped the current selling price on their apartments to between $3,500 and $6,000. Compare this to a recent assessed value running as high as $80,000 per unit. Furthermore, prospective buyers of units could now obtain co-op apartment financing through NCB, an option unavailable under the HUD arrangement.

Whether limited equity or market rate, most co-ops carrying HUD mortgages are 30 to 40 years old. Like New England Towne Houses, they

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may be looking to make substantial capital improvements. We took notice and put together a program enabling them to do just that.

By refinancing out of HUD before their mortgages reach term, co-ops can take out the additional money they need to spruce up their facilities and add value to their properties. It's another way we seek to serve one of our key constituencies - the many cooperatives who expand the housing options available to communities across the country.

In 2002, we provided more than $550 million in financing for housing co-ops and condominium associations in the New York City area. It was a record year.

Loud and clear
The quarterback scans the opponent's defensive formation. Quickly changing the play to take advantage of what he sees, he then signals when the ball should be thrust into his hands, and at that precise moment, the crucial play begins.

Timing is everything in football. And a player who is not fully attentive will be a step ahead or behind. Even in a turf-pounding, physical game like football, teamwork depends on listening.

Listening to ... ESOP customers
Randy Ment always took pride in his employees. His construction firm was considered to have some of the finest steel engineers in the New York City area. His employees were for major steel construction jobs, ornamental iron work and manufacturing projects across the United States.

His company, Ment Brothers Iron Works, had been a family affair throughout its 70-year history. Randy Ment, a grandson of one the founders, and his wife, Gail, were the latest in that long tradition. Under their leadership, the operations had grown, especially with the Gail Ment's purchase of the Connecticut firm EMTEC Metal Products. Working together, they grew the sister companies into the largest metal design and fabricating firm in the metropolitan New York area.

Now, having developed a cadre of highly skilled workers at both companies, Randy and Gail Ment wanted to reward them for their dedication in hopes of retaining their services for a long time to come. One way to do this, they saw, was to set up an ESOP, an Employee Stock Ownership Plan, giving workers a 40 percent ownership stake.

The hard part came in finding a source for the ESOP funding. The large New York financial firms they consulted did not adequately address their concerns as small business owners. They were not getting all of the answers they wanted.

That situation changed, though, once the Ments were introduced to NCB. Here was a bank that specialized in funding ESOPs for businesses their size. Soon the details were worked out. A financial structure was decided upon allowing Ment Brothers and EMTEC to grow in the early years of the ESOP. A 7-year term loan of $4 million from NCB would finance the ownership transfer.

We are able to help companies like Ment Brothers and EMTEC because we specialize in ESOP transactions between $1 million and $10 million. Although we frequently make arrangements for loans of larger size, we have chosen to concentrate on small-to-mid sized companies underserved in the ESOP market.

We forge an ongoing partnership with these customers as they extend ownership to deserving employees by providing the financial tools to realize their goals now and into the future.

Listening to ... hardware co-ops
Do it Best Corp., one of the top co-ops in the home improvement industry, provides products and services to help its members grow. Its focus on member support is one reason Do it Best stores successfully compete with big box retailers. With member purchases from Do it Best Corp. approaching $2.5 billion, the co-op is now the only full-line, full-service member-owned distributor of lumber, building materials, and hardware products in the United States.

Do it Best Corp. conducts a store development program to assist its 4,300 hardware, home center, and lumberyard members open new stores. From site evaluation, demographic studies, and competition profiles to business projections, store design, and inventory recommendations, Do it Best Corp. provides the expertise required to build successful stores.

There is one service, however, which did not offer its membership - long-term financing for store development projects. That is why the co-op was intrigued when NCB approached them recently about filling this gap.

Obviously NCB came with industry-recognized credentials. We are viewed as having a thorough understanding of cooperatives and in-depth experience in the home improvement sector. Moreover, NCB had successful affinity financing programs with some of the most prominent retailer-owned co-ops and member-driven organizations in the country.

Equally important, though, was that we listened carefully, taking time to gain insight into what they needed. We were prepared to become more than just a lender to the co-op's retailers. NCB was ready to act more like a strategic financing partner to Do it Best Corp., participating directly as though we were a part of the co-op's store development team.

Out of these discussions came an affinity financing alliance designed to be unusually responsive to member needs. Do it Best retailers can now take advantage of a nationwide financial resource committed to helping them grow. Today, a comprehensive array of financial services is available as its members look to refinance loans, pay for store upgrades, add new units or take other actions to strengthen their businesses.

It's a partnership that holds great promise for all involved - members in need of competitively priced financing, Do it Best Corp., and NCB.

In the past two years we have provided $43 million in ESOP financing, helping to create hundreds of new owner-employees.

Timing is everything

Cell phones ring. Beepers go off. Sirens wail. We live in a world of interruptions. To focus, without distraction, on what someone is saying has become a luxury.

Listening with care, though, demands concentration. Shutting out noisy intrusions may not be easy. Yet the reward is to understand more deeply what another person is feeling and thinking.

Listening to ... independent grocers
Tim Weiser and his wife, Judy, think like entrepreneurs. Their dream was to open a string of small, independent grocery stores serving their local Pennsylvania communities. They had no illusions about the competitive pressures they would face, with large supermarket chains vying for customers. Yet the Weisers were not intimidated. After all, Tim Weiser knew well what he was going up against, having spent 15 years in the world of mega-supermarkets, working for Giant Foods Inc., a large mid-Atlantic supermarket chain.

The Weisers also recognized that help was out there for independent retailers who had a fierce commitment to succeed. Besides his time with Giant, Tim Weiser had worked for Associated Wholesalers Inc. (AWI), a cooperative based in Pennsylvania providing food distribution and support services to member retailers. And when the Weisers purchased their first neighborhood grocery store, in Akron, Pennsylvania, it was natural for them to sign up with AWI and buy most of their products through the co-op.

Soon their Akron store found its niche as a popular family-run, community-oriented market. The Weisers then sought to add another location, with triple the square footage, in the nearby town of Lititz. There was one glitch, though. Local commercial banks were hesitant to give them financing for the expansion.

Hearing of their difficulties, AWI recommended they contact NCB. A meeting was arranged, and shortly thereafter the Weisers had discovered a way around their funding impasse. "Within two days, NCB told us what we would need for the loan," Tim Weiser recalled, and "within two months, it all fell together."

These days the Weisers are still dreaming, this time about purchasing a third store and taking a further step on the road to realizing their ambitions.

For more than two decades, we have helped independent grocers like Weiser's Markets reach their business objectives by listening to them and the cooperative wholesalers they rely on. The capital requirements of independent grocers may be greater than ever. But through our nationwide financial strength, we are proving we can meet even their largest financial needs.

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Listening to ... health care providers
It might be a rural clinic providing prenatal care. Or an urban provider offering substance abuse treatment. Or a center dispensing adult day health care. Or a facility where the disabled can go to receive training and encouragement.

Whatever their specialty, community-based health care providers form America's health care safety net. These days they are working harder than ever to keep that net from fraying.

Community health care providers serve the nation's low-income uninsured and underinsured. And every day the job they are asked to do gets a little tougher as a struggling economy leaves more and more Americans lacking adequate coverage.

The challenge is particularly severe in California, which has the nation's highest population of uninsured. NCB has played an active role in offering financing to California's community-based health care providers since the mid 1980's. That work gained an important boost in 1999, when our nonprofit affiliate NCB Development Corporation (NCBDC) partnered with California Primary Care Association to help community health facilities in that state gain financing for emergency working capital, new equipment, facility acquisition, construction and renovation.

Now, a new program is advancing our work even further. NCBDC has formed a unique public/private partnership with the California Health Facilities Financing Authority to create the HealthCAP Loan Program. As a result, those community-based health facilities that would normally have had difficulty obtaining financing from traditional sources are able to borrow between $250,000 and $1 million for critical projects.

HealthCAP loans are underwritten with a $10 million commitment from NCBDC and backed by $1 million from the State of California to fund a guaranteed "first loss" reserve pool. Plus, Metropolitan Life is purchasing 70 percent of the loans originated, thus replenishing the low-priced capital NCBDC can lend to community-based health care organizations nationwide.

Our ability to sell these HealthCAP loans marks an important stage in the maturity of this underserved market. Attracting investment from the for-profit sector is a strong vote of confidence. For only with the addition of outside capital can we begin to realize the full potential of our low-income community initiatives - whether in health care, education, affordable housing, cooperative formation, affordable assisted living or economic and community development.

In 2002, through direct lending and the raising of third-party capital, we put more than $16 million dollars to work for community-based health care providers.

In 2002, NCB provided $50 million in competitive financing to independent grocers and their wholesale cooperatives nationwide.

Listening with care

The Numbers
2002 Financial Review

Continued strength in our cooperative real estate markets and overall improvement in the credit quality of NCB's loan portfolio contributed to record earnings for 2002. Net income rose to $17.5 million, up from $12.5 million in 2001. Assets increased to $1.24 billion at December 31, 2002 from $1.17 billion a year earlier. New business volume increased 32.5 percent to $ 986 million. And new fee-generating products and services initiated in 2002 contributed to a $13.3 million increase in non-interest income.

New business volume in NCB's real estate customer segments continued the strong pace begun in 2001. Disbursement of cooperative housing, commercial real estate and community association loans increased 53 percent from 2001 to $645.3 million. Originations of cooperative apartment financings (share loans) increased 56 percent in 2002 to a record $172 million.

Sales and securitizations of cooperative real estate loans reached record levels in 2002. Sales of cooperative housing blanket, commercial real estate and community association loans increased 50 percent from 2001 to $561.2 million. Sales of cooperative share loans increased 141 percent in 2002 to $173 million.

New origination in NCB's commercial customer segments declined 27 percent in 2002 to $121 million from $165 million in 2001. General economic weakness in 2002 caused many of NCB's commercial customers to defer capital expansion and borrowing decisions, particularly during the first half of the year. Signs of strengthening economic activity appeared during the second half of the year and have continued into 2003.

During 2002, NCB experienced considerable improvement in the credit quality of its loan portfolio. Non-performing loans (those loans on which NCB has discontinued the accrual of interest) decreased to 0.5 percent, compared with
0.6 percent at the end of 2001. As a result of improved credit quality, NCB's allowance for possible credit losses declined to $14.6 million at year-end 2002 compared with $22.2 million at year-end 2001. NCB believes that reserves are adequate to cover any future losses that may result in the portfolio.

During 2002, NCB continued its strategic initiative of expanding the amount of NCB funding derived from deposits. The intent of this objective is to further diversify our sources of funding and to reduce our overall cost of funds. As of December 31, 2002, NCB, FSB's deposits totaled $369 million, an increase of 66 percent over the previous year. As a result, the percentage of NCB's funding derived from the capital markets (i.e. banks, commercial paper and privately-or publicily-placed long-term debt) declined to 44.3 percent at year-end 2002 from 57.4 percent at year-end 2001. It is NCB's intention to continue this initiative in 2003.

Increased earnings enable NCB to return more to members through our patronage refund. In September, 2003, NCB will distribute approximately $18.2 million in patronage refunds up 42.2 percent from $12.8 million distributed in 2002.

The abbreviated financial statements found on the following pages provide further information on NCB's 2002 business volume, credit quality and earnings. For more detailed information, please review the 2002 SEC Form 10-K which is available online at www.ncb.coop or by request from NCB.

Richard L. Reed
Chief Financial Officer

Condensed Balance Sheet

 Years ended December 31,                                           2002                  2001
 Assets
      Cash and cash equivalents                               71,962,441            67,736,253
      Restricted cash                                          4,849,396            17,874,790
      Investment securities
           Available-for-sale                                107,941,909            46,335,450
           Held-to-maturity                                    3,604,987             3,620,419
      Loans held for sale                                    258,221,210           176,540,933
      Loans and lease financing                              751,829,454           821,950,845
         Less: Allowance for loan losses                     (14,580,619)          (22,239,903)

         Net loans and lease financing                       737,248,835           799,710,942
      Other assets                                            55,848,393            54,619,991

         Total assets                                 $    1,239,677,171    $    1,166,438,778

 Liabilities and members' equity

      Liabilities
         Deposits                                            368,965,325    $      222,889,886
         Short-term borrowings
                                                             220,991,682           256,553,797
         Long-term debt                                      222,514,517           296,941,125
         Other liabilities
                                                              63,632,262            41,482,235

         Subordinated debt                                   188,096,087           186,451,787

              Total liabilities                            1,064,199,873         1,004,381,830

 Members' equity
         Common stock                                        140,275,903           133,880,773
         Retained earnings                                    35,201,395            28,239,175

 Total members' equity                                       175,477,298           162,119,948

 Total liabilities and members' equity                     1,239,677,171         1,166,438,778

Condensed Statement of Income

 Years ended December 31,                                           2002                  2001
 Interest income
      Loans and lease financing                               70,188,801    $       82,374,874
      Investment securities                                    3,095,418             2,958,222

         Total interest income                                73,284,219            85,333,096

 Interest expense
      Deposits                                                 7,978,115             8,090,089
      Short-term borrowings                                   14,204,673            15,148,875
      Long-term debt, other borrowings
        and subordinated debt                                 19,860,582            27,896,666

         Total interest expense                               42,043,370            51,135,630

      Net interest income                                     31,240,849            34,197,466

 Provision for loan losses                                     1,283,160             3,061,841

      Net interest income after
        provision for loan losses                             29,957,689            31,135,625

 Non-interest income
      Gain on sale of loans                                   20,862,324             8,483,529
      Other                                                   14,067,299            13,160,444

         Total non-interest income                            34,929,623            21,643,973

 Non-interest expense
     Compensation and employee benefits                       22,804,236            19,703,678
     Other                                                    20,802,972            18,649,443
     Contribution to NCB Development Corporation               2,000,000                     -
     Total non-interest expense                               45,607,208            38,544,124

 Net income before taxes                                      19,280,104            14,235,474

 Provision for income taxes                                    1,792,165             1,708,590

           Net income                                 $       17,487,939    $       12,526,884

Selected Financial Data
(In Thousands)

 At December 31,                                      2002           2001           2000            1999           1998
 Balance sheet data
     Loans held for sale                       $   258,221    $   176,541    $    99,077    $    132,058    $   184,000
     Loans and lease financing                     751,829        821,951        879,460         815,840        611,174
     Total assets                                1,239,677      1,166,439      1,086,486       1,056,510        933,415
     Total capital*                                358,019        344,662        335,995         329,825        322,838
     Subordinated debt**                           182,542        182,542        182,542         182,542        182,542
     Members' equity                               175,477        162,120        153,453         147,283        140,296
     Other borrowed funds including
       deposits                                    812,471        776,387        710,367         695,923        575,265

 For the years ended
 December 31,
 Statement of income data
     Total interest income                     $    73,284    $    85,333    $    93,236    $     79,917    $    71,187

     Total interest expense                         42,043         51,136         61,053          49,760         45,561
     Net interest income                            31,241         34,197         32,184          30,157         25,627
     Net income                                     17,488         12,527          7,333          14,714         12,628

 Ratios
     Capital* to assets                               28.9%          29.7%          30.9%           31.2%          34.6%
     Return on average assets                          1.5%           1.1%           0.7%            1.4%           1.4%
     Return on average members' equity                10.3%           7.9%           4.9%           10.1%           9.3%
     Net yield on interest earning assets              2.7%           3.1%           3.0%            3.0%           2.9%
     Average members' equity as a
       percentage of Average total assets             14.1%          14.0%          13.5%           14.1%          14.8%
     Average total loans and lease
       financing***                                   16.5%          15.8%          14.9%           15.8%          17.5%
     Net average total loans and lease
       financing to average total assets***           85.3%          88.7%          90.6%           89.0%          84.9%
     Net average earning assets to
       average total assets                           95.9%          97.8%          97.7%           97.4%          96.0%
     Allowance for loan losses to loans
       outstanding                                     1.9%           2.7%           2.4%            2.3%           2.9%
     Provision for loan losses to
       average loans outstanding                       0.1%           0.3%           0.3%            0.1%           0.1%

* Capital includes members' equity and subordinated debt
** Subordinated debt excludes deferred hedge gains or losses
*** Includes loans held for sale

Listening in action
NCB's Board of Directors consists of 15 individuals. Twelve are elected by NCB members and represent cooperative endeavors in industry sectors that include housing, consumer goods, low-income and consumer services, as well as other eligible cooperatives. The remaining seats are available for appointment by the President of the United States. Presidential appointees represent small business, agencies or departments of the federal government, and entities that represent low-income areas. Meetings are held four times per year.

NCB Board of Directors
Harry J. Bowie
President and Chief Executive Officer
Delta Foundation, Inc.
Greenville, Mississippi
NCB Board member since 1999*

William F. Casey, Jr.
President and Treasurer
The Co-operative Central Bank
Boston, Massachusetts
NCB Board member since 2002(3)

Rafael E. Cuellar
President and Chief Executive Officer
ECO & Sons, Inc.
Passaic, New Jersey
NCB Board member since November 2002*

Kirby J. Erickson, Chair
Senior Executive (Retired)
HealthPartners, Inc.
Bloomington, Minnesota
NCB Board member since 1997(1)

Lynn Marie Hoopingarner
President
Profitable Solutions Institute, Inc.
West Hollywood, California
NCB Board member since 2001(2)
(Resigned March 2003)

Dean Janeway
President and Chief Operating Officer
Wakefern Food Corporation
Elizabeth, New Jersey
NCB Board member since 2001(2)

Jackie Jenkins-Scott
President & Chief Executive Officer
Dimock Community Health Center
Roxbury, Massachusetts
NCB Board member since 1997(1)

H. Jeffrey Leonard
President
Global Environment Fund Management Corp.
Washington, DC
NCB Board member since 2002(3)

Stephanie McHenry
Chief Operating Officer
ShoreBank
Cleveland, Ohio
NCB Board member since 2001(2)

Michael J. Mercer, Vice Chair
President & CEO
Georgia Credit Union Affiliates
Duluth, Georgia
NCB Board member since 1998 (2)

Stuart M. Saft
Chairman
Council of New York Cooperatives & Condominiums
Wolf Haldenstein Adler Freeman & Herz LLP
New York, New York
NCB Board member since 1999(3)

Michael D. Scott
Senior Advisor to the Deputy Assistant Secretary for Government Financial Policy U.S. Department of the Treasury
Washington, DC
NCB Board member since November 2002*

Walden Swanson
Chief Executive Officer
Community Consulting Group Cooperative, Inc.
Carrboro, North Carolina
NCB Board member since 2002(3)

Peter C. Young
Executive Director (Retired)
Area Cooperative Educational Services
North Haven, Connecticut
NCB Board member since 1997(1)

Thomas K. Zaucha
President & CEO
National Grocers Association
Arlington, Virginia
NCB Board member since 1997(1)

(1)  Term ending 2003
(2)  Term ending 2004
(3)  Term ending 2005
*    Appointed by the President of the United States

Not shown:
Rafael E. Cuellar
Lynn Marie Hoopingarner
Michael D. Scott

Corporate Information

Account Information
You can view loan, stock and deposit account information in the Bank Online section at www.ncb.coop. If you have specific questions regarding your account, please contact your loan administrator.

Annual Meeting
NCB's Annual meeting will be held at 4:00 pm on Tuesday, April 29, 2003 at the National Association of Home Builders in Washington, DC.

Inquiries
For general information on NCB, please contact the Marketing Communications Team at (202) 336-7742 or marcom@ncb.coop.

Corporate Legal Counsel
Shea & Gardner, Washington, DC

NCB Annual Report
To receive additional copies, please send an email request to marcom@ncb.coop or view it online at www.ncb.coop.

NCBDC Annual Report
To receive additional copies, please send a written request to NCBDC Communications at its Washington, DC address or view it online at www.ncbdc.org.

Patronage Refund
The Patronage Refund for 2002 will be mailed to NCB members on or before September 15, 2003. For details on how NCB members can directly deposit the cash portion of their refund with NCB, FSB, call (202) 218-7275.

Subsidiaries
NCB's principal subsidiaries include: Eos Financial Group, NCB Capital Corporation, NCB Financial Corporation, and NCB, FSB.

SEC Form 10-K
NCB's Form 10-K, filed with the U.S. Securities and Exchange Commission, is available online at www.ncb.coop or by contacting NCB's Treasury Department at
(202) 336-7660.

Credits
Project Management: NCB Marketing Communications
Print Design and Production: TFW Design, Inc.
Web Design: NCB InfoTech
Writing: Dan Crampton
Board Photography: Peter Krogh
Printing: Smith Litho

Copyright National Cooperative Bank, 2003.

Corporate Headquarters
National Cooperative Bank
NCB Development Corporation
1725 Eye Street, NW, Suite 600
Washington, DC 20006
(800) 955-9622; (202) 336-7700
fax (202) 336-7622
www.ncb.coop

Locations
3000 A Street, Suite 406
Anchorage, Alaska 99501
(800) 478-0777; (907) 561-0777
fax (907) 563-4847

1333 Broadway, Suite 602
Oakland, California 94612
(510) 496-2200
fax (510) 496-0404

6 Central Row, 4th Floor
Hartford, Connecticut 06103
(800) 501-7384; (860) 297-0208
fax (860) 547-0054

467 Highway One, Suite 123
Lewes, Delaware 19958
(302) 645-4740
fax (302) 645-4741

250 Park Avenue, Suite 950
New York, New York 10177
(212) 808-0880
fax (212) 808-4396

139 South High Street
Hillsboro, Ohio 45133
(800) 322-1251; (937) 393-4246
fax (937) 393-4064

"It takes two to speak the truth - one to speak and one to hear."
Henry David Thoreau,
American writer and naturalist

National Cooperative Bank
1725 Eye Street, NW, Suite 600
Washington, DC  20006
(800) 955-9622
(202) 336-7700
Fax (202) 336-7622
www.ncb.coop